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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 31, 2018

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund
SEC File Numbers: 333-219332; 811-22963

Dear Mr. Grzeskiewicz:

We are writing in response to comments from Ms. Christina Fettig with respect to Post-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed on July 27, 2018, on behalf of Altegris KKR Commitments Master Fund (the “Fund”), a closed-end management investment company, and related comments to the Fund’s March 31, 2018 annual report on Form N-SAR, as filed on May 30, 2018 (the “N-SAR Annual Report”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Registration Statement

Comment 1.                            The auditor’s consent contains an incorrect date reference. The consent references the “report dated June 27, 2018, relating to the financial statements and financial highlights of the Altegris KKR Commitments Master Fund, appearing in the Annual Report on Form N-CSR of the Fund for the year ended March 31, 2018.” The date of the audit report is May 25, 2018. Please file another POS 8C with a corrected consent.

Response 1.                                           The Fund will file a POS 8C that includes as an exhibit the corrected auditor’s consent that references May 25, 2018 as the date of the audit report.

Comment 2.                            In the Registration Statement’s fee table, please reconcile the “Total Annual Fund Expenses” of 2.78% to the fee waiver of 0.55%. In other words, why are other expenses for Class A 0.58%? Our position regarding recapture is as follows:

A fund may only make repayments to the adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response 2.                                           Under the Fund’s Expense Limitation and Reimbursement Agreement (the “Expense Limitation Agreement”), the amount of “Specified Expense,” and not “Other Expenses,” borne by the Fund in respect of Class A and Class I Shares are limited to an amount not to exceed 0.55% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”).  The definition of “Specified Expenses” under the Expense Limitation Agreement excludes certain expenses, notably expenses incurred in connection with secondary offerings and Co-Investment Opportunities and other investment-related expenses of the Fund.  Accordingly, the “Other Expenses” for Class A Shares is 0.58% (and above the Expense Cap of 0.55%) because it includes certain expenses that are excluded from the Expense Limitation Agreement.

In addition, under the Expense Limitation Agreement, as disclosed in the Registration Statement, the Adviser is permitted to receive reimbursement for expense amounts previously borne by the Adviser on behalf of the Fund if, among other requirements, the “Specified Expenses” in respect of the applicable Class of Shares have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in respect of a Class of Shares in the month the reimbursement is being made to a level that exceeds the Expense Cap.  We hereby confirm that the Fund is permitted to make repayments to the Adviser because the “Specified Expenses” in respect of Class A Shares are below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in respect of Class A Shares in the month the reimbursement is being made to a level that exceeds the Expense Cap.

N-SAR Annual Report

Comment 3.                            Comment 1 in the response letter dated July 27, 2018 filed on behalf of the Fund does not accurately reflect the nature of our comment. Our comment was related to the Internal Control Report attached to the N-SAR filing as EX-99.77B ACCT LTTR. The name of the accounting firm issuing the report does not appear on the internal control report. Please re-file the N-SAR to include the report containing the name of the accounting firm issuing the report.

Response 3.                                           The Fund has filed an amended N-SAR to include the report containing the name of the accounting firm, Deloitte & Touche LLP, issuing the report.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz